Mail Stop 0308

      April 20, 2005


VIA U.S. MAIL AND FACSIMILE

Tom Lynch, President
Siouxland Ethanol, LLC
110 East Elk Street
Jackson, Nebraska 68743

Re:	Siouxland Ethanol, LLC
      Registration Statement on Form SB-2
      File No. 333-123473
      Filed on March 21, 2005

Dear Mr. Lynch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the securities you are offering for sale at
$10,000
per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note due after the offering closes. It is unclear whether this structure is consistent with Rule 10b-9 under the Securities Exchange Act of 1934. Rule 10b-9(a)(2), in relevant effect, prohibits the release from escrow of consideration paid in a minimum-maximum offering unless "the total amount due to the [issuer] is received by [the issuer] by a specified date." It is unclear whether receipt of a promissory note constitutes the total amount due. Please revise or advise. In this regard, and as part of your response, please tell us with a view toward clarifying disclosure whether your escrow agent will release the funds to you upon confirmation that the offering has terminated and you have received the minimum proceeds in cash, or whether a mixture of cash and promissory notes by the offering termination date is sufficient to trigger release from escrow.
2. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you include many factual statements, but you do not always indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:

* "We expect the ethanol plant will annually process approximately
18.5 million bushels of corn into 50 million gallons of ethanol, 160,000 tons of distillers grains for animal feed and 110,200 tons of carbon dioxide."

* "We believe that ethanol production is expanding rapidly at this time."

* "The price of grain has fluctuated significantly in the past and may fluctuate significantly in the future."

* "[R]ail is considerably more cost effective than truck transportation to the more distant markets."

These are only examples. The Business section in particular contains a number of other examples. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please supplementally provide these documents to us appropriately marked and dated. We may have further comments.
3. Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

Registration Statement Facing Page
4. On the facing page, please add a sentence indicating that securities are being offered on a delayed or continuous basis pursuant to Rule 415. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997) and Form S-1
to review the disclosure that you should include.
Prospectus Cover Page, page i
5. Please remove from the cover page and elsewhere in the forepart of your document all defined terms. Readers will understand, without resorting to a definition, the meaning of "we," "us," or "Siouxland
Ethanol."
6. Please consider deleting the table on this page. Since this offering has no underwriters, this table is repetitive of the preceding information about the minimum offering, the maximum offering, and the offering prices.
7. Also, the first full paragraph after your table contains too much detail for a cover page. See Item 501(a) of Regulation S-B. Please revise. Rely on your Summary to provide information about your business and financing needs.
8. The cross-reference to your Risk Factors section must be highlighted by prominent type or another manner. See Item 501(a)(5)
of Regulation S-B. Therefore, please make your cross-reference more prominent by separating it from the Commission Legend.
9. On this page, and throughout your document, please more clearly state when your offering will end. See Item 501(a)(9)(iii) of Regulation S-B. Currently, you state that your offering will terminate at the earliest of either your receipt of the minimum amount of funds and a written debt financing commitment, one year from the effective date of this registration statement, or the offering`s termination.
10. Also, please clarify on what conditions you may terminate the offering. You state that you will not close your offering until you receive the minimum amount of subscriptions and secure a written debt financing commitment. However, in other sections of this document, you condition the closing of your offering on receiving the minimum amount of subscriptions and the passing of one year from the time this registration statement becomes effective. In these other sections, regarding debt financing, you state only that you will need to obtain debt financing to fully capitalize this project, you do not state that it is a condition upon which closing the offering depends.
Therefore, please clarify the conditions of your offering and make them consistent throughout your document.

Prospectus Summary, page 1
11. The Summary section is intended to provide a brief overview of the most material aspects of the offering. Your summary is too long.
The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. See Item 503(a) of Regulation S-B. The Summary is only intended to provide a brief snapshot of the offering. Therefore, please consider making the following changes:
* reducing the excess detail of many of your subsections, such as your "Membership in Siouxland Ethanol and Our Operating Agreement" subsection;
* removing entire subsections from your Summary section and placing them in your document`s subsequent sections, such as your "Management of Siouxland Ethanol," "Distributions to Unit Holders," and "Important Notices to Investors" subsections, as some subsections have information that is not material enough to merit Summary disclosure; and
* deleting repetitive information contained elsewhere in your Summary, in this section, or in other parts of your document, such as some of the information in your "Financing Plan," "Financial Information," and "Suitability of Investors" subsections.
These are only examples. Please thoroughly revise your Summary section accordingly. We may have further comments based upon your revisions.
12. In this section, please clarify that you have three alternatives if you receive at least the minimum amount of equity funds but you are unable to receive a debt financing commitment before the offering closes. On page 21 of this document you state that you will either begin plant construction with the equity funds while seeking another debt financing source, you will hold the funds indefinitely while seeking another funds source, or you will return the equity funds to your investors.

The Offering, page 1
13. Please disclose when this offering will commence.
14. Please disclose which officers and directors will be offering securities on your behalf. If the officers and directors listed on the top of page six are the individuals who will be offering your securities, please revise to clarify.

The Project, page 1

15. We note you disclose risks related to the construction of the ethanol plant and that you have no definitive binding agreement with any contractor outside the signed letter of intent to design and build a plant. Please revise in this section and throughout your document to clarify that the $76.7 million is not a firm estimate, but just a preliminary estimate of costs of an ethanol plant similar to the one that maybe designed and built. Also, please revise in the body of the document, such as in your Management`s Discussion and Analysis section, to clarify the basis for this estimate and the major assumptions used to calculate this amount.

Escrow Procedures, page 4
16. You state that you will return promptly your prospective buyers` investment plus nominal interest, less a deduction for escrow agent fees if you are unable to meet the requirements of the offering or you terminate the offering prior to its closing. Please disclose briefly whether the escrow fee deduction could result in your investors receiving less than their full investment if you return their money. If the escrow fee exceeds the interest and will not be paid with your investors` funds, please disclose with what funds you will pay the fee.
17. Please discuss prominently that once a prospective investor executes the subscription agreement, the investor may not withdraw the funds from escrow, sell their interests, or otherwise cancel the agreement.

Risk Factors, page 6
18. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky, and you should place these factors in context so your readers can understand a specific risk as it applies to you. See SEC Release No.
33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-B. As examples, please consider the following risk factors:

* "Any agreements with lenders may require us to abide by restrictive loan covenants that may hinder our ability to operate."

* "Agreements that have not been finalized may never be finalized or may significantly change in ways that reduce the value of your investment."

* "A change in environmental regulations or violations thereof could result in the devaluation of our units and a reduction in the value of your investment."

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the last risk factor on page 10 and the third risk factor on page 14. Consider whether other subsections or elements of a discussion within a subsection are necessary for this section, and whether certain risk factors can be combined so they are not repetitive. Accordingly, please revise to more precisely articulate the risks to your offering from each risk factor, and to ensure that each factor is written in plain English.
We may have additional comments based upon your revisions.

Siouxland Ethanol has no operating history, which could result in errors..., page 8
19. In this subsection, you state that your proposed operations are
"subject to all the risks inherent in the establishment of a new business enterprise." Please disclose if there are additional risks you have failed to mention in your Risk Factors section. Otherwise, please consider deleting the above quoted phrase.
Agreements that have not yet been finalized may never be finalized..., page 8
20. You state that your prospectus makes reference to documents and agreements that are not yet final or executed, and in some instances these documents and agreements are not even in draft form. Throughout your prospectus, please disclose which of your documents or agreements have not been finalized and at what developmental stage are each of your documents and agreements.

The IRS May Classify Your Investment as Passive Activity Income,
Resulting..., page 15
21. Please discuss briefly what the Internal Revenue Service classifies as a "passive activity."

Use of Proceeds, page 17
22. Please integrate this section with your section entitled Estimated Use of Proceeds.
23. Also, please identify the persons from whom any assets will be purchased, and if any of these assets will be acquired from your affiliates or their associates, please set forth the principal you used in determining their costs to you. See Instruction 2 to Item 504 of Regulation S-B.

Determination of Offering Price, page 17
24. You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require at least $30,640,000 in loans or government grants after your offering. Therefore, please provide the factors you considered in determining the offering price of $10,000. See Item 504(a) of Regulation S-B. For example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $5,000 per unit contributed to the calculation of the offering price.

Capitalization, page 19

25. We note that you do not have a commitment for financing.
Please
advise or revise to clarify the basis for your pro forma presentation of long-term debt.

Management`s Discussion and Analysis and Plan of Operation, page
20
26. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your products to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and
Item 303 of Regulation S-B.

27. In this section, please disclose the number of employees you have currently and your plans for any significant changes in this number in the future. See Item 303(a)(1)(iv) of Regulation S-B.

28. You disclose a proposed offering price of $10,000 for each membership unit and we note you sold 195 membership units during November 2004 for $5,000 per unit. Please expand your Management`s
Discussion and Analysis section to include the following information:

* a list of the units sold to date and a discussion of the factors and methods used in determining fair value at the time of each issuance; and

* a discussion of the factors contributing to the difference between the fair value as of the date of grant and the estimated offering price.

Please include a summary of key events that have occurred since November 2004 which represent activities that have contributed to the substantial increase in the valuation of your business.
Project Capitalization, page 21
29. You state that you have three alternatives if you receive at least the minimum equity funds but do not satisfy the loan commitment conditions before closing the offering. In one alternative, you state you will begin plant construction with the equity funds while seeking another debt financing source. Please disclose how long you can satisfy your cash requirements while you are beginning construction and you are searching for a debt financing source if you receive the minimum amount of proceeds and if you receive the maximum amount of proceeds. Also, please disclose what you will do if your equity funds run out and you still have not found a debt financing source. See Item 303(a) of Regulation S-B. Further, please include this as a risk factor.
30. Also, in another alternative, you state you will hold the raised funds "indefinitely" while you seek another debt financing source. Again, please disclose how long you can satisfy your cash requirements while you are searching for a debt financing source, without beginning the plant construction, if you receive the minimum amount of proceeds and if you receive the maximum amount of proceeds.
Further, please be more specific about how long you will hold these funds before deciding you will not be able to find a debt financing source, and please discuss what you will do with the funds and interest if you fail to find financing after this time. Finally, please include this as a risk factor.
Liquidity and Capital Resources, page 22

31. In a separately captioned section, please revise your disclosure to include any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. If there are none, please state this in your revised disclosure. See Item 303(c) of Regulation S-B.

32. Please revise your disclosure to provide the current status of your negotiations to obtain the additional financing for the plant in excess of the funds being raised by this offering.

Critical Accounting Policies, page 22

33. Your current disclosure does not discuss the types of assets or liabilities that you estimate. Please revise to include the types of assets, liabilities, and expenses that you currently estimate and how you determine the amounts estimated. If there are no significant estimates, please state this in your disclosure.

Grants, Government Programs and Tax Increment Financing, page 22
34. You state that the Commodity Credit Corporation Bioenergy Program is scheduled to expire on September 30, 2006 and your plant will not be completed until spring 2007. Please disclose whether you have developed your plant proposal assuming that the program will be extended. If so, please tell us why you believe the program will be extended and the impact on you if it is not extended. If your plant proposal does not assume the extension of the program, please tell us why you have included a discussion about the program in your document. Further, we note you provided the elimination of this program as a risk factor, therefore please revise your disclosure in that section as well.
35. Please disclose the reasons you were rejected previously for the project development grant from the U.S. Department of Agriculture in the amount of $400,000. Also, please assess the likelihood you will receive the grant this year based upon the reasons for your previous year`s rejection.

Estimated Sources of Funds, page 24
36. Since the Northeastern Nebraska Railroad Grant, the Community Development Block Grant, and the Tax Increment Financing from Jackson are only possible sources of funds, please disclose how you will replace the $3,500,000 if these sources fail to provide you with any funds, or if they provide you will fewer funds than you anticipate.

Description of Business, page 26
37. Please disclose your year of organization. See Item 101(a)(1) of
Regulation S-B.

Primary Product - Ethanol, page 27
38. You state that you intend to market your ethanol through an experienced ethanol marketer. In this section, please disclose any discussions you had with any ethanol marketer. If you have not had any of these discussions, please state this in your document.

By-Products, page 29
39. Please state whether you have engaged any company to market your distillers grains nationally. If you have, please disclose the company and file the agreement with us as an exhibit. If you do not have a marketing company, please state this in your document.

Grain origination and risk management, page 31
40. In this section, you define hedging. Additionally, please explain forward contracts, futures, and option contracts.

Regional ethanol markets, page 32
41. You provide examples of regional markets as Chicago, St.
Louis,
Denver, and Minneapolis. However, it appears that none of these cities will be your regional market, because your plant will not be near any of these cities. It appears that your regional market will be around Sioux City, IA. Sioux City is much smaller than the cities you mentioned. Therefore, please revise this section by discussing your regional market`s size and characteristics.

Federal Ethanol Supports, page 36
42. Since the 109th Congress has commenced, any legislation that was introduced in the previous Congress must be reintroduced in this Congress. Therefore, please consider updating your reference to S.
791 of the 108th Congress or disclose the legislation`s prior relevance to your offering.

Project Location and Proximity to Markets, page 37
43. Please disclose what you mean by the "hazardous conditions" that you may encounter on the plant sites.

Natural gas, page 39
44. You state that your plant could consume approximately
1,600,000
Million British Thermal Units per year. Also, you state that natural gas prices have risen from approximately $3.00/mcf to nearly $5.00/mcf. So your readers will be able to understand better your disclosure, please provide an approximate cost estimate for the amount of consumption per year your plant will require.

Water, page 40
45. You state that you anticipate drilling two 700 gallon per minute wells "at the site" to handle your water needs. Please disclose why you believe you will be able to drill two wells that discharge such quantities of water. Please discuss this for both of the properties upon which you have options and may locate your plant.

Methane Gas, page 40
46. You reference your prospective plant site, but you have two possible sites on which you are holding options. Although you do not anticipate using the site four miles west of Jackson, Nebraska, please disclose the methane resources surrounding that site as well as the site one mile west of Jackson, Nebraska.
47. Please disclose in greater detail your plan to utilize the methane gas of your site`s neighboring land fill to operate your plant.

Our Primary Competition, page 40
48. Please estimate your competitive position relative to the competitors you mention in your table, and please discuss your principal methods of competition. See Item 101(b)(4) of Regulation
S-B.

Employees, page 44
49. You state that your only current employee is your office manager,
Jean Beach. However, in your Executive Compensation section, you list Tom Lynch as your president, Pam Miller as your vice president,
John Kingsbury as your treasurer, and Doug Garwood as your secretary.
Further, you state that Bill Riechers and Darrell Downs are serving as project coordinators. Please include these individuals, and any others with similar responsibilities, as employees in this section.
See Item 101(b)(12) of Regulation S-B.

ICM, Inc., page 45
50. Please disclose how ICM`s "very successful new design for distiller`s dried grains dryers" differs from the old design. Also, please disclose on what basis you state that ICM`s new design is "very successful."
51. Please revise this section to discuss ICM`s business using clear and concise language. For example, we note that you have not defined certain terms and phrases, such as "dried grains dryers," "methanator" and "near zero process water discharge."

Regulatory Permits, page 46
52. To the extent reasonably known, please estimate the costs and effects of complying with the environmental laws you are must follow.
See Item 101(b)(11) of Regulation S-B.
53. You state that you may be subject to regulations on emissions from the Environmental Protection Agency. Yet, you say also that the agency`s statutes and rules do not require you to obtain separate approval regarding your plant`s construction and operations. Please clarify whether there are any Environmental Protection Agency rules or regulations with which you must comply. If there are, please revise your document to be consistent.

Directors, Executive Officers, Promoters and Control Persons, page
48
54. You state that your initial board of directors will serve until the first members` meeting following the "substantial completion" of the ethanol plant. By contrast, on page 63 of this document, you state that initial terms of service of your current directors may not expire until the 2007 members meeting. However, previously in your document, you stated that you may hold your members` funds indefinitely while searching for debt financing before you construct your plant. Alternatively, you stated that you could commence construction of the plant using the equity funds while seeking debt financing. Therefore, if you hold the money indefinitely or construct less than a substantial portion of the plant, it appears that your initial board of directors could serve longer than until 2007. If true, please disclose what recourse your unit holders would have in this situation, if any. Also, please consider discussing as a separate risk factor the extended but uncertain term of your board of directors.

Business Experience of Directors and Officers, page 49
55. You must describe briefly the business experiences of your officers and directors for the last five years without any gaps or ambiguities. See Item 401(a)(4) of Regulation S-B. Currently, you describe only these individuals` present employment position and their ownership situations. Therefore, please revise this section to discuss each person`s business experiences from 2000 to the present.
56. Please describe the business of Meisner Management Services, LLC that your director, Donald Meisner, operates. Also, please disclose the agricultural businesses for which your director, Bill Riechers, is a project coordinator and consultant. Further, please elaborate on Mr. Riechers`s involvement in agricultural products sales and marketing, and please disclose for whom Mr. Riechers`s performed these functions.

Executive Compensation, page 53
57. Please describe any standard arrangements, stating the amounts, for which your directors are compensated, including any additional amounts payable for committee participation or special assignments.
See Item 402(f) of Regulation S-B. If you have none of these arrangements, please state this in your document.

Transactions with Fagen, Inc., page 54
58. Since Matt Sederstrom is your director and member, and he is employed by Fagen, Inc. as a project developer for fuel ethanol facilities, please disclose whether the terms of your letter of intent with Fagen, Inc. are comparable to those you could have obtained from an unaffiliated third party. See Item 404 of Regulation S-B.
59. Also, please disclose whether the terms of your consulting agreements with your directors, Darrell Downs and Bill Riechers, to serve as your project coordinators for your plant development, financing, and construction are comparable to those you could have obtained from an unaffiliated third party. See Item 404 of Regulation S-B.

Plan of Distribution, page 54
60. Please disclose whether the persons offering the securities on your behalf will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange
Act
of 1934. If applicable, please provide an analysis of your basis for your reliance on this safe harbor rule.

Summary of Promotional and Sales Material, page 57
61. You state that in addition to and apart from your prospectus you may use certain promotional and sales material in connection with your offering. For example, we note you will mail information to area residents, generate news articles, and advertise in local media.
Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act of 1933.
Federal Income Tax Consequences of Owning Our Units, page 64
62. We note you have filed a tax opinion with this amendment. As this section represents the opinion of counsel, please delete any reference here that suggests the disclosure is a "summary" of the tax consequences.

Legal Matters, page 73
63. In this section, please state that the validity of the tax disclosure will be passed upon for you by Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.


Statement of Operations, page F-4

64. You disclose in the Executive Compensation section on page 54 that your officers have not received any compensation for services rendered since your inception. We believe that your financial statements should reflect all of the costs of doing business. Therefore, please advise us or revise your financial statements to reflect the fair value of the services provided by the officers at no cost as a capital contribution with a charge to the appropriate expense accounts. See SAB Topics 1:B and 5:T.

Notes to Financial Statements, page F-7

65. Please disclose in a footnote the types and amounts of the transactions you have with related parties such as officers. See
SFAS 57.

Accounting Estimates, page F-7

66. Supplementally, please explain to us the types of amounts that you include in deferred costs which require estimating and why.
Also, please revise here, and under deferred costs, to identify those costs that are estimated.

Note 2, Development Stage Enterprise, page F-8

67. Please clarify the current status of your plans to enter into a binding agreement to construct an ethanol plant, the anticipated costs of this facility, how you plan to finance its construction, the date you expect to commence construction, and the anticipated completion date.

Note 3, Members` Equity, page F-8

68. Please disclose a description of your issued units, your capital structure, and any unusual rights or privileges of your membership units. See paragraphs 17-18 of SFAS 129.
 Note 5, Commitments and Contingencies, page F-8

69. You disclose several contracts or agreements that you have recently entered into with third parties. Supplementally, please clarify if in any of these arrangements the consideration given up as payment for these services has been membership units similar to those being offered in this registration statement. If so, please tell us the amount of units issued and how you determined their fair value, including the assumptions used. Further, please address the source of funds for these various contracts in your Liquidity and Capital Resources section.

Design Build Contract, page F-8

70. We note in your disclosure that you have signed a letter of intent to contract with an unrelated party to build the ethanol plant. However, your heading suggests that you have a "contract" with someone to build a facility. Supplementally, please tell us and revise your disclosures to clarify the nature of the document you signed, the expiration date of the letter of agreement, and what penalties, if any, you might incur if you subsequently make the decision not proceed with a binding agreement.

Utility and construction contracts, page F-9

71. Please revise your disclosure to clarify and specify, where applicable, the start date of the contract or agreement for services and if there are monthly payments or just a flat, one-time fee arrangement.

Note 6, Subsequent Events, page F-9

72. You disclose the option to purchase several parcels of land in Dakota County, Nebraska. Please revise your disclosures to clarify if all of these parcels of land are a part of your comprehensive plans to acquire a large parcel of land in connection with and in the area where you contemplate building the ethanol plant you discuss throughout the filing.

Item 28, Undertakings, page II-4
73. Please revise the first sentence of your paragraph (1)(ii) to reflect the language in Item 512(a)(1)(ii) of Regulation S-B.

Signatures, page II-5
74. In your fist set of signatures, John Kingsbury signed your document in his capacity as Principal Accounting Officer. Also, please have your Principal Accounting Officer sign in that capacity in your second set of signatures. See Instruction 1 to the Instructions for signatures.

Exhibits 5.1 and 8.1
75. In your counsel`s legality and tax opinions, counsel disclaims any obligation to revise or supplement its opinions as to future changes of law or fact. Also, counsel states that the opinions expressed shall be effective only as of the date of the opinion letter, which is March 21, 2005. These are unacceptable qualifications of the opinions. Legality and tax opinions must be valid as of the registration statement`s effectiveness date. Therefore, please have counsel revise its opinions to eliminate those qualifications. Alternatively, counsel may file its opinion on the date of effectiveness.


*		*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
942-
2846, or Donna DiSilvio, Senior Accountant, at (202) 942-1852, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 824-5505, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Valerie D. Bandstra, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	Via Fax: (515) 283-0231



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Siouxland Ethanol, LLC
April 20, 2005
Page 1